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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HMC Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham (City) AL (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sonja J. Keeton, Controller (205) 987-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1901 6th Avenue North (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sonja J. Keeton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMC Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 1,433,649
Restricted cash	6,186
Accounts receivable from parent	11,738
Prepaid assets	42,985
Deferred income taxes, net	6,301
State tax receivable	2,181
Fixed assets, net	24,713
Total assets	$ 1,527,753
Liabilities and Stockholder's Equity	
Accounts payable	$ 12,612
Accrued liabilities	247,552
Total liabilities	260,164
Common stock, $1.00 par value, 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	39,000
Retained earnings	1,227,589
	1,267,589
Total liabilities and stockholder's equity	$ 1,527,753

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors and Stockholder
HMC Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of HMC Investments, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by HMC Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HMC Investments, Inc's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for HMC Investments, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: An assessment in the amount of $2,100, obtained from the Form SIPC-7T page 1, item 2B, was compared to check number copy 1310, dated July 28, 2009, obtained from HMC Investments Inc.'s accounts payable records, noting no differences. Additionally, assessment of $4,500 obtained from the Form SIPC-7T page 1, item 2F compared to check number copy 1368 paid in the amount $4,500 dated February 11, 2010, obtained from HMC Investments Inc.'s accounts payable records, noting no differences.

2. Compared the total revenue amounts reported on the Statement of Income on the quarterly Forms X-17A-5 for the year ended December 31, 2009 less the revenue of $900,000 reported on HMC Investments, Inc.'s Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, with the total revenue amount of $2,700,000 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Not applicable. No adjustments were included on Form SIPC-7T.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC net operating revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,700,000 and $6,750, respectively of the Form SIPC-7T, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of HMC Investments, Inc, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2010